RESIN SYSTEMS INC.

Interim Financial Statements

For the First Quarter Ended March 31, 2004

These financial statements have not been reviewed by our auditors KPMG LLP.

RESIN SYSTEMS INC.

INTERM CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

As at                                             2004                     2003

                                             MARCH 31,             DECEMBER 31,

                                           (unaudited)

ASSETS

Current assets:

  Cash and cash equivalents              $  2,317,839             $  1,015,658

  Accounts receivable                         676,768                2,182,450

  Inventories                                 529,873                  376,112

  Prepaid expenses and deposits                95,159                  193,398

                                            3,619,639                3,767,618

Prepaid rent and

   security deposit                            66,331                   72,310

Property, plant and equipment (note 3)      2,276,916                1,537,296

Intangible assets                           1,463,187                1,536,267

                                         $  7,426,073             $  6,913,491

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities:

  Accounts payables                      $    733,660             $  1,054,914

  Accrued liabilities                         497,200                  240,116

  Current portion of obligations

     under capital lease (note 4)              53,839                      --

Current portion                             1,284,699                1,295,030

Long-term payable to NRC                      385,274                  385,274

Obligations under capital lease

   Net of current portion (note 4)            107,365                      --

                                            1,777,338                1,680,304

Shareholders' equity:

  Share capital (note 5)                   25,147,879               22,103,610

  Contributed surplus (note 2)              1,306,340                1,049,369

  Deficit (note 2)                        (20,805,484)             (17,919,792)

                                            5,648,735                5,233,187

Future operations    (note 1)

Commitments          (note 7)

Subsequent events    (note 8)

                                         $  7,426,073             $  6,913,491

See accompanying notes to interim consolidated financial statements.

On behalf of the Board:

Signed “ Greg Pendura”                     Signed “ Brian Carpenter”

Director                                   Director

RESIN SYSTEMS INC.

INTERM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian dollars)

                                           Three Months            Four Months

                                                Ended                  Ended

                                            2004            2003           2003

                                       March 31,    February 28,   December 31,

                                     (unaudited)     (unaudited)     (Restated)

Product Revenue                    $    201,153    $     57,129    $   453,156

Other Revenue                            21,026          12,103          8,264

                                        222,179          69,232        461,420

Expenses:

  Cost of sales                          90,036          40,378        333,899

  Direct and product development        944,688         383,919      1,147,537

  Marketing and business development    205,695         101,717        387,997

  General and administrative          1,712,917         598,322      1,269,047

  Interest and other charges             (6,708)         23,345         22,689

  Amortization of property, plant

      and equipment                      88,163          18,572         82,071

  Amortization of intangibles            73,080             --         109,733

                                      3,107,871       1,166,253      3,352,973

Net loss                             (2,885,692)     (1,097,021)    (2,891,553)

Deficit, beginning of period        (17,919,792)    (10,807,028)   (14,870,718)

Deficit, before undernoted         $(20,805,484)   $(11,904,049)  $(17,762,271)

Adjustment to reflect change

  in accounting for Empolyee

   stock option (note 2)                   --               --        (157,521)

Deficit, end of period             $(20,805,484)   $(11,904,049)  $(17,919,792)

Basic and diluted loss

  per common share                 $      (0.05)   $      (0.04)  $      (0.06)

Basic and diluted loss

  per common share as

   restated (note 2)               $      (0.05)   $      (0.04)  $      (0.06)

See accompanying notes to interim consolidated financial statements.

RESIN SYSTEMS INC.

INTERM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian dollars)

                                           Three Months            Four Months

                                                Ended                  Ended

                                            2004            2003           2003

                                       March 31,    February 28,   December 31,

                                     (unaudited)     (unaudited)     (Restated)

Cash provided by (used in):

Operating:

  Net loss                           $(2,885,692)  $(1,097,021)   $ (2,891,553)

Items which do not involve cash:

  Amortization                           161,243        18,572         191,804

  Gain on sale of asset                   (1,569)          --              --

  Shares to be issued pursuant

      to ARC agreement                    18,811        36,404         103,017

  Consulting services settled by

     reduction of share purchase loan        --         36,000          31,540

  Compensatory stock options to

     Employee & non-employees            292,905       165,719          62,407

Change in non-cash operating

     working capital                   1,441,585       (46,463)     (1,241,106)

                                        (972,717)     (886,789)     (3,743,891)

Financing:

  Proceeds from issue of share

    capital net of transaction costs   2,987,768     5,066,092       3,136,302

  Proceeds from NRC                          --         81,092          41,849

                                       2,987,768     5,147,184       3,178,151

Investing:

  Purchase of property, plant

    and equipment                       (729,849)      (83,309)       (602,779)

  Prepaid rent and security deposit        5,979           --          (48,217)

  Acquisition of intangible assets           --     (2,062,711)            --

  Proceeds on sale property, plant

    and equipment                         11,000            --             --

                                        (712,870)   (2,146,020)       (650,996)

Increase (decrease) in cash            1,302,181     2,114,375      (1,216,736)

Cash and cash equivalents,

  beginning of period                  1,015,658       128,816       2,232,394

Cash and short-term investments,

  end of Period                      $ 2,317,839   $ 2,243,191    $  1,015,658

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Three months ended March 31, 2004 and Four months ended December 31, 2003

These interim unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“GAAP”) and should be read in conjunction with the audited Consolidated Financial Statements, including the Notes thereto, for the four months ended December 31, 2003 and years ended August 31, 2003 and 2002.

The Company has changed its fiscal year end to coincide with the calendar year to be readily comparable with other companies in its industry.  It has received regulatory approval for this change.  The Balance Sheets represent the three months ended March 31, 2004 with comparative figures of the four months ended December 31, 2003.  The Statements of Loss and Deficit, and Statements of Cash Flows represent the three months ending March 31, 2004 compared to the three months ending February 28, 2003 and the four months ending December 31, 2003.

1.  Nature of operations and future operations:

   Future operations:

   These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes the Company will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of the Company to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  For the quarter ended March 31, 2004 and the four months ended December 31, 2003, the Company reported a loss of $2,885,692 and $2,891,553 and has an accumulated deficit of $20,805,484 and $17,919,792 respectively.  As at March 31, 2004 the Company has positive working capital of $2,334,940.

   The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned, which management believes will mitigate the adverse conditions and events that raise doubt about the validity of the “going concern” assumption used in preparing these financial statements.

   These financial statements do not reflect any adjustments that would be necessary if the “going concern” assumptions were not appropriate because management is of the opinion that sufficient working capital will be obtained from operations, shareholders and other external financing sources to meet the Company’s liabilities and commitments as they become payable.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements, continued

(Canadian Dollars)

(unaudited)

Three months ended March 31, 2004 and Four months ended December 31, 2003

2.  Change in Accounting Policy:

   Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options.  Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

   The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after September 1, 2002, and has not restated prior periods.

   The effect of retroactively adopting the fair value based method is to increase the loss for the four month period ended December 31, 2003 by $157,521 and increase the retained deficit, and to increase contributed surplus by the same amount.  The effect of the change on basic loss per share was immaterial.

   The effect of retroactively adopting the fair value based method is to increase the loss for the three months ended February 28, 2003, by $6,023 and increase the retained deficit, and to increase contributed surplus by the same amount.  The effect of the change on basic loss per share was immaterial.

   The fair value of stock based compensation is based upon the Black-Scholes option pricing model.  For options granted in these periods the amounts are based using the following assumptions:

   As at December 31, 2003:

Risk free interest rate               4.97%

Expected life of option               5 years

Expected volatility                   119%

Expected dividends                    Nil

   As at February 28, 2003:

Risk free interest rate               4.09%

Expected life of option               5 years

Expected volatility                   125%

Expected dividends                    Nil

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements, continued

(Canadian Dollars)

(unaudited)

Three months ended March 31, 2004 and Four months ended December 31, 2003

3  Capital assets:

   During the quarter the Company sold an automobile for proceeds of $11,000 and incurred a gain on sale of $1,569.  Additionally, the Company purchased various manufacturing, office and computer equipment, as well as, office furniture for a total of $837,214.

4  Obligations under capital lease:

   The Company entered into a capital lease with respect to the purchase of office furniture.  The lease concludes on January 15, 2007.

                                                                      Amount

March 31, 2005                                                  $    61,945

March 31, 2006                                                       61,945

March 31, 2007                                                       51,624

Minimum lease payments                                              175,514

Less amount representing interest at 6%                              14,310

Present value of net minimum capital lease payments                 161,204

Current portion of obligations under capital lease                  (53,839)

                                                                $   107,365

Interest of $1,657 relating to capital lease obligations has been included in interest and other charges.

5  Share capital:

   (a)  Authorized and issued shares:

                                              Number of

                                                 shares            Amount

Balance December 31, 2003                    51,830,409       22,103,610

Shares issued pursuant to

  ARC Agreement                                  24,151           18,811

Stock options exercised

  net of contributed surplus of $37,690         325,000          178,190

Exercise of warrants                          3,870,680        2,903,010

Transaction costs                                   --           (55,742)

Balance March 31, 2004                       56,050,240       25,147,879

During the quarter, holders of warrants from the private placements in January 2003 exercised a total of 3,870,680 warrants for gross proceeds of $2,903,010.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements, continued

(Canadian Dollars)

(unaudited)

Three months ended March 31, 2004 and Four months ended December 31, 2003

5  Share capital, (continued):

   (b)  Stock based compensation:

   The Company recorded $292,905 in stock based compensation to employees, directors and consultants during the quarter which was included in general and administrative expenses.  This compensation is based upon the Black-Scholes option pricing model.  For the options granted in the quarter, the amount is based using the following assumptions:

              Risk free interest rate                      2.85%

              Expected life of option                      1 year

              Expected volatility                          115%

              Expected dividends                           Nil

   (c)  Stock options:

   The Company granted stock options to a consultant during the quarter.  The particulars of the options are; 200,000 options for Common Shares, with an exercise price of $1.00 and 100,000 options for Common Shares, with an exercise price of $3.00.  Both options were granted on February 5, 2004 and that expire on February 4, 2006.

Outstanding options

   A summary of the status and changes in the Company’s outstanding stock options is presented below:

                                         Number of       Weighted average

                                     share options         exercise price

Outstanding December 31, 2003           6,595,500            $      0.72

Granted                                   300,000                   1.67

Exercised                                (325,000)                 (0.43)

Outstanding, March 31, 2004             6,570,500            $      0.78

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements, continued

(Canadian Dollars)

(unaudited)

Three months ended March 31, 2004 and Four months ended December 31, 2003

5  Share capital, (continued):

   (c)  Stock options, (continued):

Outstanding options, (continued)

   The following table summarizes information about the stock options outstanding as at March 31, 2004:

                                            Weighted

                                             average

Exercise                   Number           years       Exercisable at

price                 outstanding       remaining       March 31, 2004

$0.34                      40,000            1.47               40,000

 0.34                      30,000            1.50               30,000

 0.34                     500,000            2.64              400,000

 0.40                     250,000            1.00              250,000

 0.40                     400,000            3.09              400,000

 0.40                     872,500            3.14              778,750

 0.50                      40,000            2.84               20,000

 0.55                     150,000            3.67              100,000

 0.56                     300,000            3.64                   --

 0.57                     600,000            3.72              566,667

 0.65                      40,000            2.28               40,000

 0.80                     200,000            4.70               50,000

 0.80                     500,000            4.73              166,665

 0.89                      50,000            0.04               50,000

 0.90                      25,000            4.60                   --

 1.00                      50,000            1.99               33,334

 1.00                     200,000            0.85                   --

 1.14                   1,223,000            4.48                   --

 1.18                   1,000,000            3.77                   --

 3.00                     100,000            0.85                   --

                        6,570,500            3.83            2,925,416

Options held by consultants:

   Included in the outstanding stock option amounts above, are options that were granted to consultants, the details of which are outlined below.

                                         Number of       Weighted average

                                     share options         exercise price

Outstanding, December 31, 2003          2,640,000                 $ 0.82

Granted                                   300,000                   1.67

Exercised                                 (75,000)                 (0.54)

Outstanding, March 31, 2004             2,865,000                 $ 0.92

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements, continued

(Canadian Dollars)

(unaudited)

Three months ended March 31, 2004 and Four months ended December 31, 2003

5  Share capital, (continued):

   (d)  Loss per share:

   Owning to the change of the escrow agreement from a performance to time release based approved in Ocober 2002, those shares held in escrow are included in the loss per share calculation as at March 31, 2004 and December 31, 2003.  The weighted average Common Shares outstanding for the quarter ended March 31, 2004 and four month period ended December 13, 2003 was 54,634,013 and 47,622,018 respectively.

   The effect of the exercise of options and warrants outstanding would be anti-dilutive and therefore the numerator and denominator for the calculation of diluted loss per share are the same as basic loss per share.

6. Segmented information:

The Company’s activities comprise one business segment.

7  Commitments:

   (a)  Operating leases

   The Company has entered into three agreements to lease plant and office space in Edmonton and Calgary for varying periods.  In Edmonton the Company has two locations; one for R&D plant and head office and one for production operations.  The head office location has an initial term running until January 31, 2007 with a renewal option for another five years.  The production location has a term running to February 28, 2005.  The Calgary location is office space with an initial term running to March 31, 2011, with two five-year renewal options.  The minimum rent payable for each of the next five years and thereafter is as follows:

Year ended                                              Lease Payments

March 31, 2005                                             $   343,224

March 31, 2006                                                 198,747

March 31, 2007                                                 187,060

March 31, 2008                                                 115,140

March 31, 2009                                                 126,654

Thereafter                                                     253,308

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements, continued

(Canadian Dollars)

(unaudited)

Three months ended March 31, 2004 and Four months ended December 31, 2003

8.  Subsequent events:

   (a)  Private Placement of up to $10,000,000:

   The Company issued a press release on May 11, 2004 announcing that it had engaged Kingsdale Capital Markets Inc. and Kingsdale Capital Partners Inc. to act as agent in a private placement of up to 8,695,652 units of the Company at a price of $1.15 per unit for gross proceeds of up to $10,000,000.  Each unit consists of one Common Share and one half Common Share warrant, with each whole warrant exercisable for 12 months from the closing date of the placement at a price of $1.50 per share.  The agents commission of the placement will be 7% of the gross proceeds and agent broker warrants of 7% of the number of units sold by the agent.

   On May 21, 2004 the Company issued a press release stating that it had completed the first close of the private placement and that it had raised gross proceeds of $8,294,673.  The expiry date for warrants issued under this traunch of the private placement will have a May 20, 2005 expiry date.

   Additionally, in the press release, the Company stated that it expected the second close of the placement, to complete the raising of the gross proceeds, the following week.